Grupo Dataflux, S.A. de C.V.

Date: May 20, 2002

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

6/18

todito.com

TODITO.COM LAUNCHES WORLD CUP 2002 SITE WITH EXCLUSIVE TV AZTECA CONTENT

--Complete Coverage of All the Action from Korea and Japan for Mexican and U.S. Hispanic Soccer Fans--

--Special Edition World Cup 2002 Todito Card to be Sold Exclusively in 7 Eleven Convenience Stores--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico – May 20th, 2002. Todito.com, S.A. de C.V., a leading Internet portal, ISP and virtual marketplace for North American Spanish-speakers, announced today the launch of the Todito World Cup 2002 internet site.

"Thanks to our exclusive content agreement with TV Azteca, Todito's World Cup 2002 site will offer the most complete online coverage – it's a soccer fan's dream come true," commented Adrian Gonzalez, Todito's Chief Operating Officer. "We've put a good deal of time and money into the site because it's good business – we've already sold over US$500,000 in sponsorships and advertising packages associated with our World Cup site."

In addition to the text and streaming audio/visual contributions by TV Azteca's renowned sports commentators, Todito will also provide up-to-the-minute coverage of all games and historical background on each of the 32 participating teams.

Although Todito does not have the internet broadcast rights to any of the World Cup games, all TV Azteca sports programs, such as the top-rated Los Protagonistas hosted by Jose Ramon Fernandez, will be streamed (in real-time and for play-back on-demand) exclusively on Todito's Digital Television channel. The Todito World Cup 2002 site also offers soccer fans the chance to win over US$100,000 in prizes by correctly guessing the winners of the World Cup games.

"For die-hard Mexican and U.S. Hispanic fans, Todito.com will be one of the few internet sites offering round-the-clock World Cup coverage," commented Mr. Gonzalez. "Our relationship with TV Azteca allows us to offer this world-class online content with very low cash outflows."

Special Edition World Cup 2002 Todito Card

As part of its World Cup 2002 promotion, Todito is producing a limited edition World Cup 2002 Todito Card (Todito's prepaid internet connection service). Each limited edition card will be valid for 30 days of unlimited navigation and will be sold exclusively in 7 Eleven convenience stores.

Company Profile

Todito.com, S.A. de C.V. is an Internet portal, ISP and virtual marketplace for North American Spanish-speakers, jointly owned by Grupo Dataflux, S.A. de C.V. (BMV:dataflxb) and TV Azteca, S.A. de C.V. (NYSE:TZA, BMV:tvaztca)

INVESTOR INQUIRIES

Adrián González
Chief Operating Officer
Todito.com, S.A. de C.V
agonzalez@toditocorp.com
Tel: 5281.8221.2032
Fax: 5281.8221.2091

PRESS INQUIRIES

Oscar Argüelles
Director of Corporate Communications
TV Azteca, S.A. de C.V.
oarguelles@tvazteca.com.mx
Tel: 5255.3099.5786
Fax 5255.3099.1464

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